Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, March 8st, 2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Estimados señores:

Mediante carta de fecha 28 de febrero de 2006 les comunicamos el siguiente Hecho de Importancia:

"FECHA DE LA ENTRADA EN VIGENCIA DE LA ESCISIÓN DEL BLOQUE PATRIMONIAL DE MOTORINDUSTRIA S.A. QUE SERA TRANSFERIDO A LA SOCIEDAD:

El directorio del 27 de febrero ha establecido el martes 28 de febrero de 2006 como la fecha en que entrará en vigencia la referida escisión."

Al respecto debemos manifestarles que, producto de una omisión en la trascripción del acuerdo del directorio, la fecha de entrada en vigencia de la mencionada escisión fue consignada erróneamente en la carta dirigida a ustedes. El acuerdo de directorio adoptado establece el martes 28 de febrero de 2006 como FECHA DE CORTE para efectos del cierre del balance de escisión y el miércoles 1° de marzo de 2006 como la FECHA DE ENTRADA EN VIGENCIA de la escisión.

Como consecuencia de la aclaración efectuada, debe ser considerado como Hecho de Importancia el siguiente:

dlw 3/14

Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

FECHA DE LA ENTRADA EN VIGENCIA DE LA ESCISIÓN DEL BLOQUE PATRIMONIAL DE MOTORINDUSTRIA S.A. QUE SERA TRANSFERIDO A LA SOCIEDAD:

El directorio del 27 de febrero ha establecido el martes 28 de febrero de 2006 como fecha de corte para efectos del cierre del balance de escisión y el miércoles 1° de marzo de 2006 como la fecha de entrada en vigencia de la escisión.

Sin otro particular, quedamos de ustedes,

Atentamente,

Patricia Gastelumendi Lukis
Gerente División Finanzas